Exhibit 99.1

Biofrontera enters into a license and supply agreement with Galenica AB for the marketing of Ameluz® in Scandinavia

Leverkusen, Germany, December 7, 2020 – Biofrontera Pharma GmbH, a wholly owned subsidiary of Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F), and Galenica AB, Malmö, Sweden, today signed an exclusive license and supply agreement for the marketing of both Ameluz® and BF-RhodoLED® in Sweden, Norway, Denmark, Finland and Iceland.

According to the agreement, Galenica AB of Malmö, Sweden, receives exclusive distribution rights for the Nordic regions, whereby Biofrontera will supply Ameluz® to Galenica at a transfer price of 50% of the expected net revenues. Furthermore, Biofrontera will be responsible for the marketing authorization as well as manufacturing and quality control, while Galenica will handle all aspects of commercialization, local registration and reimbursement in the Scandinavian countries. Both companies will collaborate on regulatory compliance regarding drug safety (pharmacovigilance). After the amicable termination of the agreement between Biofrontera and the former distribution partner for some of these regions, Galenica is now working towards the reintroduction of the products in Denmark, Sweden and Norway and their initial launch in Finland and Iceland by the middle of next year. In addition, Galenica has a right of first refusal for commercialization in the Baltic States.

Ronnie Wallin, CEO of Galenica AB: “Due to the increasing number of cases as well as the growing attention, sun-induced skin cancers today are a major cause for visits to dermatologists. We are therefore very pleased to be able to offer this excellent drug for the treatment of actinic keratosis and basal cell carcinoma to dermatologists in our region.”

Prof. Dr. Hermann Lübbert, CEO of Biofrontera AG, commented: “Following the recent highly focused development and expansion of our own sales structures, and naturally the need to limit our efforts to selected countries, we are now particularly pleased to have a new strong partner on our side, who will again successfully commercialize Ameluz® in the Scandinavian countries.”

Galenica AB was established in 1999 at Medeon Science Park, Malmö, Sweden and is now, as a leading pharmaceutical company in Scandinavia, active in the development of new pharmaceutical products. Galenica AB has a successful track record in pharmaceutical development, from early stage formulation concepts all the way to products on the market. Galenica AB has two products on the market. Ovixan® is an improved prescription mometasone cream for the treatment of psoriasis and eczema, and Oviderm® is a moisturizer for the treatment of dry skin. With this deal, Galenica will add Ameluz® to its dermatology portfolio in the Nordics.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

Background:

In 2011, the prescription drug Ameluz® received a centralized EU marketing authorization from the European Commission, which since then has repeatedly been expanded. Ameluz® is approved for use in photodynamic therapy (PDT) of mild to moderate actinic keratoses, field cancerization, and superficial and nodular basal cell carcinomas. Ameluz® is approved for the use in conventional PDT with a special red-light lamp as well as for daylight PDT. Ameluz® is the only PDT drug worldwide that is approved for the treatment of field cancerization, i.e. continuous surfaces with actinic keratoses and other sun damage, and is not restricted to the treatment of individual keratoses only.

-End-

For enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com
IR UK: Seton Services Toni Vallen	+44 (0) 207 229 0805

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102